A PROFESSIONAL CORPORATION 3 Triad Center Suite 500 Salt Lake City, Utah 84180 T : (801) 532-7080 F : (801) 596-1508 www.strongandhanni.com
GLENN C. HANNI, P.C.
HENRY E. HEATH
PHILIP R. FISHLER
ROGER H. BULLOCK
R. SCOTT WILLIAMS
SCOTT R. JENKINS
PAUL M. BELNAP
STUART H. SCHULTZ
BRIAN C. JOHNSON [2]
PAUL W. HESS
STEPHEN J. TRAYNER
STANFORD P. FITTS [7]
BRADLEY W. BOWEN
PETER H. CHRISTENSEN [5]
ROBERT L. JANICKI
H. BURT RINGWOOD
CATHERINE M. LARSON
KRISTIN A. VANORMAN
PETER H. BARLOW
GRADEN P. JACKSON [3]
H. SCOTT JACOBSON
MICHAEL J. MILLER [6]

ANDREW D. WRIGHT
MICHAEL L. FORD [4]
BYRON G. MARTIN
BENJAMIN P. THOMAS
SUZETTE H. GOUCHER
JACOB C. BRIEM  [1]
LANCE H. LOCKE
A. JOSEPH SANO
JAMES C. THOMPSON
PETER J. BAXTER
JENNIFER R. CARRIZAL
LORI A. JACKSON
BRYANT J. McCONKIE
WILLIAM B. INGRAM
JEREMY G. KNIGHT
RYAN P. ATKINSON
JARED T. HALES
JEFFERY J. OWENS
ANDREW B. McDANIEL
SADÉ A. TURNER
AREK E. BUTLER
PAUL W. JONES

1 ALSO MEMBER ARIZONA BAR
2 ALSO MEMBER CALIFORNIA BAR
3 ALSO MEMBER COLORADO BAR
4 ALSO MEMBER DISTRICT OF COLUMBIA BAR
5 ALSO MEMBER OREGON BAR
6 ALSO MEMBER WASHINGTON BAR
7 ALSO MEMBER WYOMING BAR

               ESTABLISHED 1888
                         ______
            GORDON R. STRONG
                      (1909-1969)

September 26, 2008

Christine Davis
Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

RE:          InMedica Development Corporation
Form 10-K/A2 for Fiscal Year Ended December 31, 2007
Form 10Q/A1 for the quarter ended March 31, 2008
Form 10Q/A1 for the quarter ended June 30, 2008
File No. 000-12968
Your Letter Dated August 14, 2008

Dear Ms. Davis:

InMedica Development Corporation (“InMedica” or the “Company”) has amended its Form 10K for the year ended December 31, 2007 and its Forms 10Q for the quarters ended March 31, and June 30, 2008, concurrently with this correspondence filing in response to your comment letter of August 14, 2008.   We respond below to the comments in your letter, setting forth each of your comments followed by the Company’s response:

COMMENT NO. 1:  Form 10-K/A for Fiscal Year Ended December 31, 2007;   Item 9A(T).  Controls and Procedures, page 3   You state that management is responsible for “establishing and maintaining internal control over financial reporting, as defined in the Securities Exchange Act of 1934 Rule 13a-15(e).”  Please note that Rule 13a-15(e) defines disclosure controls and procedures and does not define internal controls over financial reporting.  Please revise accordingly.

RESPONSE:  Please see the marked change at page 3 of the first paragraph of amended 9A(T) making the reference consistent.

Ms. Christine Davis
August 8, 2008

COMMENT NO. 2:  We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  Disclosure controls and procedures include, “controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”  Considering management’s failure to provide its report on internal control over financial reporting, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year.  Please further amend the Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

RESPONSE:  Management has revised its report on disclosure controls and concluded that the disclosure controls were not effective.   See marked changes at page 3, second paragraph of Item 9A(T) of the amendment.

COMMENT NO. 3:  Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008   Consolidated Balance Sheet, page 2,   We note you have provided an unaudited consolidated balance sheet as of March 31, 2008 and June 30, 2008.  Please amend your filings to also provide a comparative balance sheet as of your prior fiscal year end as required by Rule 8-03 of Regulation S-X.

RESPONSE:   Forms 10Q for the quarters ended March 31, 2008 and June 30, 2008 have been amended.   Marked copies of the amendments accompany this letter and include the comparative balance sheet.

Very truly yours,

STRONG & HANNI, P.C.

Scott R. Jenkins

Scott R. Jenkins